Exhibit 99.1

Sinovac Announces Product License for 23-Valent Pneumococcal Polysaccharide Vaccine

BEIJING, December 9, 2020--(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ:SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the China National Medical Products Administration (NMPA) has approved and issued a product license for the Company’s 23-Valent Pneumococcal Polysaccharide (“PPV”) Vaccine to prevent the infection by streptococcus pneumonia in adults and children ages 2 years old and above.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “The approval of our pneumococcal vaccine allows us to provide another high-quality product to address unmet medical needs for the Chinese population. This is our first bacterial vaccine product approved so far, broadening the potential of the company’s product portfolio.”

Sinovac started research and development of the 23-valent pneumococcal polysaccharide vaccine in 2009, completed pre-clinical studies in 2011 and was approved to conduct human clinical trials in May 2014. A phase III non-inferiority study conducted in 2015 demonstrated a good safety and immunogenicity profile and non-inferiority of immunogenicity of all 23 serotypes were observed, which was published in the Human Vaccines and Immunotherapeutics medical journal.

About Streptococcus Pneumonia

Streptococcus Pneumonia, a highly bacterial pathogen, contains more than 90 serotypes. The pathogen is directly spread mainly through respiratory droplets and can cause many diseases including Pneumonia, meningitis, bacteremia, and otitis media, among others. Streptococcus Pneumonia usually affects children and elderly people and results in hundreds of thousands of deaths worldwide each year.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent Pneumococcal Polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine and combined vaccines. The COVID-19 vaccine, CoronaVac, developed by the Company is being tested in phase III trial in several countries outside of China. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

This announcement contains forward-looking information about the Company’s efforts to develop a potential COVID-19 vaccine that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with clinical data (including the Phase III trial data); the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase III trials or in larger, more diverse populations upon commercialization; the risk that clinical trial data are subject to differing interpretations and assessments, and by regulatory authorities; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine candidate; uncertainties regarding the ability to obtain recommendations public health authorities; uncertainties regarding the impact of COVID-19 on our business, operations and financial results; and competitive developments.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com